Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Arizona (the "Trust") was held on October 23, 2002. The holders of shares representing 74% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).


1. To elect Trustees.

Number of  Votes:

		Trustee					For		Withheld

		Lacy B. Herrmann			32,597,597		600,312
		Arthur K. Carlson			32,588,384		609,525
		Thomas W. Courtney		32,881,336		316,573
		William L. Ensign			32,885,478		312,431
		Grady Gammage, Jr.		32,913,947		283,961
		Diana P. Herrmann			32,598,800		599,109
		John C. Lucking			32,911,829		286,080
		Anne J. Mills			32,873,779		324,130


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For				Against		Abstain

		32,705,425			131,095		361,388